MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, July 30, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”):

As reported in the Material Facts dated June 27, 2025, and July 29, 2025, concerning the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) currently in progress, implemented to carry out the new share repurchase program approved at the Company’s Extraordinary Shareholders’ Meeting held on June 26, 2025 (the “Meeting”).

To date, the OFB contemplates the acquisition of up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares). The initial period of the OFB is 30 days, from July 1, 2025, to July 30, 2025; and, as amended in the Material Fact dated July 29, 2025, and duly recorded with the Exchange, the price of the OFB was set at CLP$20.6 (twenty point six pesos, legal currency in Chile) per share.

On this date, July 30, 2025, the Company approved an increase in the maximum percentage of shares to be acquired under the OFB so that up to 3.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 20,550,887,837 shares) may be acquired through it, which corresponds to the maximum percentage set forth in the repurchase program approved by the Meeting. All other terms and conditions of the OFB remain unchanged.

This change will be duly and timely recorded with the Exchange in accordance with applicable stock exchange regulations.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange